SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MicroStrategy Incorporated
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

594972408
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594972408	13G/A	Page 2 of 9

1	NAME OF REPORTING PERSON Eminence Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 910,490
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 910,490
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 910,490
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 594972408	13G/A	Page 3 of 9

1	NAME OF REPORTING PERSON Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 774,094
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 774,094
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774,094
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 594972408	13G/A	Page 4 of 9

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,375
	6	SHARED VOTING POWER 910,490
	7	SOLE DISPOSITIVE POWER 3,375
	8	SHARED DISPOSITIVE POWER 910,490
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 913,865
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 594972408	13G/A	Page 5 of 9

Item 1(a).          NAME OF ISSUER

                          The name of the issuer is MicroStrategy Incorporated (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 1850 Towers Crescent Plaza, Tysons Corner, Virginia 22182.

Item 2(a).	NAME OF PERSON FILING

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

	(i)	Eminence Capital, LP, a Delaware limited partnership ("Eminence Capital");

	(ii)	Eminence GP, LLC, a Delaware limited liability company ("Eminence GP"); and

	(iii)	Ricky C. Sandler, a U.S. citizen ("Mr. Sandler").

This statement relates to shares of Class A Common Stock as defined in Item 2(d) below held for the accounts of:

	(i)	Eminence Partners, L.P., a New York limited partnership ("Eminence I"); Eminence Partners II, L.P., a New York limited partnership ("Eminence II"); Eminence Partners Leveraged, L.P., a Delaware limited partnership ("Eminence Leveraged"); Eminence Eaglewood Master, L.P., a Delaware limited partnership ("Eminence Eaglewood"); Eminence Partners Long, L.P., a Delaware limited partnership (together with Eminence I, Eminence II, Eminence Leveraged and Eminence Eaglewood, the "Partnerships"); as well as Eminence Fund Master, Ltd. ("Eminence Offshore Master Fund"), Eminence Fund Leveraged Master, Ltd. (together with Eminence Offshore Master Fund, the "Master Funds"), each a Cayman Islands company, and Eminence Fund Long, Ltd. ("Eminence Offshore Long"), a Cayman Islands Company. The Partnerships, Master Funds and Eminence Offshore Long are collectively referred to as the "Eminence Funds".

	(ii)	A separately managed account (the "SMA"); and

	(iii)	Family accounts and other related accounts over which Mr. Sandler has investment discretion (the "Family Accounts").

CUSIP No. 594972408	13G/A	Page 6 of 9

Eminence Capital serves as the management company to the Eminence Funds with respect to the shares of Class A Common Stock directly owned by the Eminence Funds and the investment adviser to the SMA with respect to the shares of Class A Common Stock directly owned by the SMA. Eminence Capital may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds and the SMA.

Eminence GP serves as general partner or manager with respect to shares of Class A Common Stock directly owned by the Partnerships and Master Funds and may be deemed to have voting and dispositive power over the shares held for the accounts of the Partnerships and Master Funds.

Mr. Sandler is the Chief Executive Officer of Eminence Capital and Managing Member of Eminence GP and may be deemed to have voting and dispositive power with respect to the shares of Class A Common Stock directly owned by the Eminence Funds, the SMA and the Family Accounts, as applicable.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13G of the Act, the beneficial owner of the shares of Class A Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business and principal office of Eminence GP and Eminence Capital is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

Item 2(c).	CITIZENSHIP

(i)	Eminence Capital, LP, a Delaware limited partnership;

(ii)	Eminence GP, LLC, a Delaware limited liability company; and

(iii)	Mr. Sandler, a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, $0.001 par value (the "Class A Common Stock").

Item 2(e).	CUSIP NUMBER

594972408

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

CUSIP No. 594972408	13G/A	Page 7 of 9
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________

Item 4.	OWNERSHIP

A. Eminence Capital, LP
	(a)	Amount beneficially owned: 910,490
	(b)	Percent of class: 9.8%. The percentages used herein and in the rest of Item 4 are calculated based upon the 9,329,603 shares of Class A Common Stock outstanding on October 22, 2015, as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the Securities and Exchange Commission on October 29, 2015.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 910,490
		(iii)	Sole power to dispose of or direct the disposition: 0
		(iv)	Shared power to dispose of or direct the disposition: 910,490

B. Eminence GP, LLC
	(a)	Amount beneficially owned: 774,094
	(b)	Percent of class: 8.3%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 774,094
		(iii)	Sole power to dispose of or direct the disposition: 0
		(iv)	Shared power to dispose of or direct the disposition: 774,094

CUSIP No. 594972408	13G/A	Page 8 of 9

C. Ricky C. Sandler
(a)	Amount beneficially owned: 913,865
(b)	Percent of class: 9.8%.
(c)	(i)	Sole power to vote or direct the vote: 3,375
	(ii)	Shared power to vote or direct the vote: 910,490
	(iii)	Sole power to dispose of or direct the disposition: 3,375
	(iv)	Shared power to dispose of or direct the disposition: 910,490

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 594972408	13G/A	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2016

/s/ Ricky C. Sandler
Ricky C. Sandler, individually; as
Managing Member of Eminence Capital, GP, LLC,
the General Partner of Eminence Capital, LP; and as
Managing Member of Eminence GP, LLC